Maalot
S&P Global Ratings

Elbit Systems Ltd.

June 10, 2024

Rating Affirmation

'ilAA' Long Term Rating Affirmed, Outlook Stable; 'ilA-1+' Short Term Rating Affirmed

Primary Credit Analyst:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Additional Contact:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on June 10, 2024, the Hebrew version shall apply.

Table of Contents

Overview....3
Outlook....4
  Downside Scenario....4
  Upside Scenario....4
Base-Case Scenario....4
  Assumptions....4
  Key Metrics....5
  Base Case Projections....5
Company Description....5
Business Risk....6
Financial Risk....7
Liquidity....8

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Elbit Systems Ltd.

Covenant Analysis 9
Modifiers 9
Environmental, Social, And Governance 9
Issue Ratings--Subordination Risk Analysis 10
Capital structure 10
Analytical conclusions 10
Reconciliation 10
Related Criteria And Research 11
Ratings List 12

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Elbit Systems Ltd. June 10, 2024 maalot.co.il ׀ 3 Rating Affirmation ‘ilAA’ Long Term Rating Affirmed, Outlook Stable; ‘ilA-1+’ Short Term Rating Affirmed Overview Key Strengths Key Risks • Large order backlog (about $20.4 billion), equivalent to about 3.0-3.5 years of revenues. • Advanced technological capabilities developing systems with a technological advantage over competitors. • Maintaining balanced international geographic diversification of revenues. • Clients in the defense sector, which provides better revenue stability and visibility than the civilian sector. • Dependence on international defense budgets. • Extensive R&D investments required to maintain technological advantage. • Limited transparency given the nature of the Company's defense activity and absence of a disclosed financial policy. Elbit Systems Ltd.’s (“Elbit” or “the Company”) backlog reached a record level in the first quarter of 2024. The backlog was about $20.4 billion due to orders the Company received, including from the Israeli Ministry of Defense and the armies of Australia, Romania, the U.K. and the Netherlands. We expect the Company’s backlog to continue increasing in 2024, based on its existing level and taking into account the positive changes in the defense industry in view of the geopolitical situation in Israel and around the world. In the first quarter of 2024, Elbit posted an increase of about 11.5% in its revenues compared to the corresponding quarter last year, which amounted to about $ 1.55 billion in this quarter. The rapid growth led to negative working capital and larger adjusted debt. We assume that in the medium term the Company will be able to balance its working capital needs and reduce the adjusted debt with the receipt of the proceeds for the projects in executing, and taking into account our assessment of continued revenue and EBITDA growth. We expect the Company’s coverage ratios to be commensurate with the rating in the medium term. We believe that in the medium term, the Company’s free operating cash flow (FOCF) to debt, which decreased in the past year mainly due to working capital needs and substantial investments used for growth and meeting the existing backlog, is expected to gradually improve to 10%-20%, a level commensurate with the rating. We expect adjusted FFO (funds from operations) to debt and

Elbit Systems Ltd. June 10, 2024 maalot.co.il ׀ 4 adjusted debt to EBITDA to move towards 30%-40% and 2.2x-3.2x, respectively, in the next two years, commensurate with the rating. We acknowledge a high degree of uncertainty regarding the scope, duration and effects of the war in Israel. If the conflict expands to additional fronts, it could significantly increase the adverse risk to macroeconomic parameters in Israel and capital market volatility. There are already concerns that Israel’s main economic indicators may be weaker than expected (see Israel Long-Term Ratings Lowered To 'A+' From 'AA-' On Heightened Geopolitical Risk; Outlook Negative, published on April 18, 2024). As the situation evolves, we will update our assumptions and estimates accordingly. Outlook The stable outlook reflects our assessment that in the next 12-24 months Elbit will maintain its strong business position, including R&D capabilities, and a large backlog. We expect the Company to maintain financial ratios commensurate with the rating, i.e. adjusted FFO/debt of about 20%-30% and adjusted debt/EBITDA of about 3.0x-4.0x. Our expectations are underpinned by good revenue and cash flow visibility from the Company’s current backlog. Downside Scenario We may consider a negative rating action if the Company’s abovementioned financial ratios deteriorate, or if its FOCF to debt consistently drops below 10%. This could happen if the Company’s backlog diminished or if its quality deteriorated without a parallel adjustment in its cost structure, such that the adjusted EBITDA margin drops to about 5%. Upside Scenario We may consider a positive rating action if we estimate that the Company can consistently maintain an adjusted FFO to debt ratio comfortably above 30% and an FOCF to debt ratio above 15%, while maintaining its competitive advantage vis-a-vis global peers and continuing to expand its revenue base and improving its adjusted EBITDA margin. Base-Case Scenario Key Assumptions • Increase in the Company’s backlog to over $20 billion in 2024, based on contracts recently awarded. • An 8%-10% increase in revenues in 2024 due to organic growth. • Adjusted EBITDA margin of about 11%-11.5% over the next two years. We do not expect the expenditure structure to materially change. The burden of retirement obligations will remain high, and R&D expenditures will grow slightly to enable future value creation.

Elbit Systems Ltd.

- Capital expenditure of about $200 million - $220 million per year over the next two years.
- Optional M&A activity of about $50 million - $100 million over the next two years.
- Annual dividend distribution of about $90 million in the next two years.

Key Metrics

Financial Metric	2023A	2024E	2025E
FFO/debt	24%	30%-40%	30%-40%
FOCF/debt	>0%	10%-20%	15%-25%
Debt/EBITDA	3.5x	2.8x-3.2x	2.2x-2.7x

A - actual. E – Estimate.

Base Case Projections

Continued revenue growth

Based on a backlog of about $20.4 at the end of the first quarter, which provides good revenue visibility for 3.0-3.5 year, and on the geopolitical situation in Israel and around the world, we expect about 8%-10% revenue growth in 2024. We believe that in the next two years, Elbit will maintain a relatively stable EBITDA margin of about 11%-11.5%.

An increase in R&D and capital expenditure

Due to the war between Israel and Hamas and the intensification of the geopolitical conflict in the West, we expect the positive trends in the defense industry to continue. We expect that, as demand for its product grows, Elbit will continue to implement its long-term strategy for geographical balance alongside international revenue diversification, while focusing on emerging and similar markets and expanding its technology portfolio. We believe that for this purpose, the Company’s R&D expenditure will increase, and so will its capital expenditure to finance continued growth.

Company Description

Elbit Systems Ltd. is an international technological company developing, manufacturing and marketing advanced airborne, land, naval and space systems for defense, homeland security and commercial applications. The Company implements a synergistic business model that provides its customers with advanced and integrated technological solutions in five segments: aerospace, C4I and cyber, intelligence and electronic warfare (“ISTAR and EW”), land and Elbit Systems of America ("ESA”). The Company's shares are traded on the Tel Aviv Stock Exchange and on NASDAQ. The controlling

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Elbit Systems Ltd. June 10, 2024 maalot.co.il ׀ 6 shareholder is Federman Enterprises Ltd. (about 44.03% directly and indirectly), whose controlling shareholder is Mr. Michael Federman. The remaining shares are held by the public. Business Risk Elbit’s business risk profile is underpinned by its strong business position as developer and producer of technologically advanced systems compared with peers. In addition, Elbit has extensive global operations compared with peers, including operations in the growing U.S. market, and provides key essential technological solutions to the Israeli Ministry of Defense. Elbit’s large backlog provides good revenue visibility for the next 3-3.5 years, thus supporting its business risk profile. Over the years, the Company has maintained wide geographical spread alongside revenue growth. Figure 1: Revenue Distribution by Geographical Location (2022-2023) Figure 2: Revenue Distribution by Major Customers (2023) North America Israel Latin America Europe Asia- Pacific Others 0% 5% 10% 15% 20% 25% 30% 35% 2023 2022 IMOD, 16% U.S. Government, 17% Others, 67%

Elbit Systems Ltd.

Elbit engaged in successful mergers and acquisitions while expanding its advance technological capabilities in several fields of operations such as artillery, cyber security, night vision, soft and hard defense systems and laser protection systems, an innovative field in the industry. The Company integrates capabilities across its fields of operations in order to supply its clients with unique integrated technological solutions. Most of the Company's products target the growing defense sector, which provides better revenue stability and visibility than the civilian sector. Elbit also benefits from high barriers to entry into the defense industry, which are based on training and system integration costs and the high cost of spare parts, which create high customer loyalty.

These advantages are somewhat mitigated by high dependence on international defense budgets, by lower revenues and EBITDA compared with some of its global peers, and by the need to continue extensively investing in research and development in order to maintain a technological advantage.

Figure 3: Revenue Distribution by Segment


35%
30%
25%
20%
15%
10%
5%
0%
Aerospace
Land
C4I
ISTAR & EW
ESA
2021
2022
2023

Financial Risk

The Company's financial risk profile reflects a medium leverage level, as reflected in adjusted debt to EBITDA of about 3.5x in 2023 (compared to about 2.6x in 2022) and in adjusted FFO to debt of about 24% in 2023 (compared to about 31% in 2022). The deterioration in financial ratios was due to larger adjusted debt in 2023 following rapid growth in light of the increase in demand for the Company's products against the backdrop of the Israel-Hamas war. The Company's revenues amounted to about $6 billion in 2023, compared to about $5.5 billion in 2022. Most of the increase was due to organic growth, mainly in the intelligence, aerospace and land segments. The Company's adjusted EBITDA also grew by about 9% to about $662 million, and its EBITDA margin remained about 11%. We

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Elbit Systems Ltd.

anticipate that, considering the strong demand for the Company's products in Israel and internationally, it will continue to post backlog and revenue growth and an EBITDA margin of 11%-11.5%. At the same time we believe that as the Company receives the proceeds from its projects under execution, its adjusted debt will decrease, and we therefore expect the Company to maintain coverage ratios commensurate with the rating in the next two years. We expect the Company to maintain adjusted debt/EBITDA of 2.2x-3.2x and adjusted FFO/debt of 30% -40%.

Table 1.

Elbit Systems Ltd. -- Financial Summary (Mil. $)

Industry Sector: Aerospace & Defense

	2023	2022	2021	2020	2019
Revenue	5,974.7	5,511.5	5,278.5	4,662.6	4,508.4
EBITDA	662.7	607.5	676.8	534.9	519.1
Funds from operations (FFO)	548.2	490.0	606.1	458.0	459.9
Interest expense	105.1	55.2	37.7	36.5	45.5
Cash interest paid	83.7	41.9	32.5	32.6	46.3
Working capital changes	(851.6)	(259.0)	(43.6)	(75.2)	(382.7)
Cash flow from operations	(404.0)	193.9	487.7	345.7	13.5
Capital expenditure	187.0	205.1	188.6	132.2	137.6
Free operating cash flow (FOCF)	(591.0)	(11.2)	299.0	213.5	(124.1)
Dividends paid	89.2	86.8	79.2	78.2	62.6
Discretionary cash flow (DCF)	(680.3)	(98.0)	219.9	135.3	(186.7)
Cash and short-term investments	207.9	212.1	260.2	280.3	223.3
Gross available cash	207.9	212.1	260.2	280.3	223.3
Debt	2,287.7	1,603.1	1,778.0	1,552.8	1,601.4
Equity	2,950.3	2,757.7	2,546.3	2,231.4	2,159.8
Adjusted ratios					
Annual revenue growth (%)	8.4	4.4	13.2	3.4	22.4
EBITDA margin (%)	11.1	11.0	12.8	11.5	11.5
Return on capital (%)	7.7	8.0	11.0	8.4	8.6
EBITDA interest coverage (x)	6.3	11.0	17.9	14.7	11.4
FFO cash interest coverage (x)	7.5	12.7	19.7	15.0	10.9
Debt/EBITDA (x)	3.5	2.6	2.6	2.9	3.1
FFO/debt (%)	24.0	30.6	34.1	29.5	28.7
Cash flow from operations/debt (%)	(17.7)	12.1	27.4	22.3	0.8
FOCF/debt (%)	(25.8)	(0.7)	16.8	13.8	(7.7)
DCF/debt (%)	(29.7)	(6.1)	12.4	8.7	(11.7)

Liquidity

According to our criteria, the Company's liquidity is "strong". We estimate that the ratio between the Company's sources and its uses will exceed 1.5x in the 12 months starting April 1, 2024. This assessment is based on cash and liquid investments and on steady operating cash flows and dividend receipts from affiliates, against debt maturity payments, investments, working capital requirements and

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Elbit Systems Ltd. June 10, 2024 maalot.co.il ׀ 9 quarterly dividend distributions. The Company has good financial flexibility, reflected in access to the local market and to banks and financial institutions with which it has been working for several years. We assume that fluctuating working capital needs will be financed, inter alia, using signed, unused short-term credit facilities. Following are the Company’s main sources and uses for the 12 months starting April 1, 2024: Principal Liquidity Sources Principal Liquidity Uses • Cash and liquid investments of about $145 million. • Committed and available credit facilities of about $550 million. • Cash FFO of about $590 million - $610 million. • Dividend from affiliates of about $20 million - $30 million. • Bond maturities, commercial papers and short-term bank debt of about $430 million. • Capital expenditure of about $200 million - $220 million. • Working capital needs of about $120 million - $150 million. • Dividend distribution of about $90 million. Covenant Analysis The Company has several covenants vis-a-vis banks and bond holders, mainly maintaining net financial debt of up to 50% of the balance sheet and minimum equity of $800 million. We understand that on March 31, 2024, the Company had sufficient headroom on its financial covenants. We expect the Company to maintain sufficient headroom on all covenants in the medium term. Modifiers Diversification/portfolio effect: Neutral Capital structure: Neutral Liquidity: Neutral Financial policy: Neutral Management and governance: Neutral Comparable ratings analysis: Neutral Environmental, Social, And Governance ESG factors have an overall neutral influence on our credit analysis of Elbit Systems Ltd.

Elbit Systems Ltd.

Issue Ratings--Subordination Risk Analysis

Capital Structure

Elbit's capital structure currently includes debt from banks and financial institutions amounting to about $620 million, and unsecured senior bonds totaling about $414 million.

Analytical Conclusions

We rate the Company's senior unsecured bonds of about $414 million 'ilAA', and its commercial papers of up to $350 million 'ilA-1+', as we believe the subordination risk in the capital structure is negligible.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the financial statements which we use to calculate financial ratios. The main adjustments we made to Elbit Systems Ltd.'s consolidated data for 2023 are as follows:

- Deducting available cash and cash equivalents, as we define them, from reported financial debt.
- Adding trade receivables to reported financial debt.
- Adding pension liabilities to reported financial debt.
- Adding liabilities due to the acquisition of IMI Systems to reported financial debt.
- Reducing the impact of trade receivables on operating cash flow.

Table 2.

Elbit Systems Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. $) for the Fiscal Year Ended Dec 31, 2023

	Debt	Shareholders' equity	EBITDA	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations
Reported Amounts	1,036.0	2,947.5	533.9	76.5	662.7	113.7
S&P Global Ratings adjustments						
Cash taxes paid	--	--	--	--	(30.7)	--
Cash interest paid	--	--	--	--	(66.8)	--
Trade receivables securitizations	715.0	--	--	--	--	(595.0)
Reported lease liabilities	430.5	--	--	--	--	--
Operating leases	--	--	94.3	17.0	(17.0)	77.3
Postretirement benefit obligations/deferred compensation	214.1	--	--	11.6	--	--
Accessible cash and liquid investments	(207.9)	--	--	--	--	--
Share-based compensation expense	--	--	12.1	--	--	--

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Elbit Systems Ltd.

	Debt	Shareholders' equity	EBITDA	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations
Dividends received from equity investments	--	--	22.3	--	--	--
Nonoperating income (expense)	--	--	--	--	--	--
Noncontrolling interest/minority interest	--	2.8	--	--	--	--
Debt: Contingent considerations	40.5	--	--	--	--	--
Debt: Government cost recovery (defense sector)	(12.6)	--	--	--	--	--
Debt: Other (situational)	72.3	--	--	--	--	--
Total adjustments	1,251.8	2.8	128.8	28.6	(114.4)	(517.7)

S&P Global Ratings adjusted amounts

	Debt	Equity	EBITDA	Interest expense	Funds from operations	Cash flow from operations
Adjusted	2,287.7	2,950.3	662.7	105.1	548.2	(404.0)

Related Criteria And Research

- Principles Of Credit Ratings, February 16, 2011
- Methodology: Industry Risk, November 19, 2013
- Country Risk Assessment Methodology And Assumptions, November 19, 2013
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014
- Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018
- Corporate Methodology: Ratios And Adjustments, April 1, 2019
- Group Rating Methodology, July 1, 2019
- Environmental, Social, And Governance Principles In Credit Ratings, October 10, 2021
- Methodology For National And Regional Scale Credit Ratings, June 8, 2023
- Corporate Methodology, January 7, 2024
- Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, January 7, 2024
- Sector-Specific Corporate Methodology, April 4, 2024
- S&P Global Ratings Definitions, June 9, 2023

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Elbit Systems Ltd.

Ratings List

Elbit Systems Ltd.	Rating	Date when the rating was first published	Date when the rating was last updated
Issuer rating(s)			
Long term	ilAA/Stable	15/06/2021	12/06/2023
Short term	ilA-1+	16/08/2023	16/08/2023
Issue rating(s)			
Commercial Papers			
USD-denominated Commercial Papers	ilA-1+	16/08/2023	16/08/2023
Senior Unsecured Debt			
Series B,C,D	ilAA	15/06/2021	12/06/2023
Issuer Credit Rating history			
Long term			
June 15, 2021	ilAA/Stable		
Short term			
August 16, 2023	ilA-1+		

Additional details	
Time of the event	10/06/2024 09:08
Time when the event was learned of	10/06/2024 09:08
Rating requested by	Issuer

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